Exhibit 99.3

Itaú Corpbanca and subsidiaries
As of and for the ten-month period ended October 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the ten-month period ended October 31, 2020 and 2019 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Oct'20	Oct'19
Total loans	23,073,352	22,764,732
Total assets	36,296,819	32,935,856

Deposits and other demand liabilities	5,588,086	4,582,363
Time deposits and other time liabilities	11,898,820	11,262,758
Interbank borrowings	4,181,829	2,568,933
Debt instruments issued	6,186,087	6,364,679

Equity	2,410,882	3,652,371
Total equity attributable to equity holders of the Bank	2,340,677	3,415,869
Non-controlling interest	70,205	236,502

YTD CONSOLIDATED INCOME STATEMENT

			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	10M'20	10M'19	10M'20	10M'19
Net operating profit before provision for loan losses	971,088	1,012,114	947,903	978,324
Provisions for loan losses[3]	(497,952)	(249,065)	(491,530)	(238,369)
Total operating expenses	(1,468,432)	(608,163)	(659,585)	(608,163)
Operating income (loss)	(995,296)	154,886	(203,212)	131,792
Income from investments in companies	812	2,170	812	2,170
Operating income (loss) before income taxes	(994,484)	157,056	(202,400)	133,962
Income taxes	88,161	(49,372)	70,378	(26,278)
Consolidated income (loss) for the period	(906,323)	107,684	(132,022)	107,684

Net income (loss) attributable to holders of the Bank	(892,643)	100,344	(128,619)	100,344
Non-controlling interest	(13,680)	7,340	(3,403)	7,340

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For document purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3- Includes Ch$148.1 billion of additional provisions established during the 10M period ended October 31, 2020 (Ch$6 billion during the 10M period ended October 31, 2019), from which Ch$83.6 billion where established in October 2020 (release of Ch$5.9 billion in October 2019).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Please see supplemental information on October 2020 on next page.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

Supplemental information on October 2020
Managerial results

Increase of allowances for loan losses

We have increased our allowances for loan losses to protect our loan portfolio from non-performance that we have estimated ‒as a result of the pandemic‒ that may materialize in the future, taking into account macroeconomic prospects both in Chile and Colombia as well as sector, product and client-specific aspects.

As a result, our cost of credit for October 2020 was Ch$234 billion

o Chile: Ch$170 billion, including

- Ch$86.1 billion for Corporate and SME clients of impacted sectors by the pandemic

- Ch$33 billion in additional provisions for our retail portfolio

- Ch$17 billion for the deductible of FOGAPE-COVID loans

o Colombia: Ch$64 billion, of which Ch$43.5 billion are additional provisions

With this level of allowances, our NPL coverage ratio has reached 214%, one of the highest in the Chilean banking industry1.Since we have increased our allowances to withstand the potential impacts from the current credit cycle, we expect a normalization of cost of credit going forward, projecting a cost of credit ratio of 1.0%‒1.3% for 2021.

Our estimated CET1 capital ratio for October 2020 is 6.7%, 30 basis points lower than in September 2020 CET1 and higher than the CET1 capital ratio calculated at the end of the first and second quarter of 2020.

1- According to public information available at the CMF as of September 30, 2020.

Disclaimers

•   This document is not an offer for sale of securities. This material has been prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities and should not be treated as giving investment advice. No redocument or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. Any opinions expressed in this material are subject to change without notice and neither Itaú Corpbanca (the “Bank”) nor any other person is under obligation to update or keep current the information contained herein. The information contained herein does not purport to be complete and is subject to qualifications and assumptions, and neither the Bank nor any agent can give any redocuments as to the accuracy thereof. The Bank and its respective affiliates, agents, directors, partners and employees accept no liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this material.

•   Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.

•   These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (5) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors.

•   Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.

•   We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

•   This document may not be reproduced in any manner whatsoever. Any reproduction of this document in whole or in part is unauthorized. Failure to comply with this directive may result in a violation of the U.S. Securities Act of 1933, as amended, or the applicable laws of other jurisdiction.

•   The information contained herein should not be relied upon by any person. Furthermore, you should consult with own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem it necessary, and make your own investment, hedging and trading decision based upon your own judgment and advice from such advisers as you deem necessary and not upon any view expressed in this material.

•   The Bank is an issuer in Chile of securities registered and regulated by the Financial Market Commission, or “CMF”. Shares of our common stock are traded on the Bolsa de Comercio de Santiago—Bolsa de Valores, or the Santiago Stock Exchange and the Bolsa Electrónica de Chile— Bolsa de Valores, or Electronic Stock Exchange, which we jointly refer to as the “Chilean Stock Exchanges,” under the symbol “ITAUCORP.” The Bank’s American Depositary Shares are traded on the New York Stock Exchange under the symbol “ITCB.” Accordingly, we are currently required to file quarterly and annual reports in Spanish and issue hechos esenciales o relevantes (notices of essential or material events) to the CMF and provide copies of such reports and notices to the Chilean Stock Exchanges and the SEC. All such reports are available at www.cmf.cl, www.sec.gov and ir.itau.cl.